PROMISSORY NOTE

Note Amount: $148,500,000.00

Maturity Date: July 11, 2016

THIS PROMISSORY NOTE (this "Note"), is made as of July 11, 2006 by the undersigned, as maker ("Maker"), in favor of WACHOVIA BANK, NATIONAL ASSOCIATION and its successors or assigns, as payee (collectively, "Payee").

R E C I T A L S:

WHEREAS, this Note evidences a loan (the "Loan") made by Payee to Maker in the original principal amount of ONE HUNDRED FORTY EIGHT MILLION FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($148,500,000.00) (the "Loan Amount") and secured by, inter alia, that certain Mortgage, Security Agreement, Assignment of Rents and Fixture Filing of even date herewith (as same may hereafter be amended, modified or supplemented, the "Security Instrument") from Maker, as mortgagor in favor of and for the benefit of Payee as mortgagee, as security for the Loan and the other Loan Documents; and

WHEREAS, Maker and Payee intend these Recitals to be a material part of this Note.

NOW, THEREFORE, FOR VALUE RECEIVED, Maker does hereby covenant and promise to pay to the order of Payee, without any counterclaim, setoff or deduction whatsoever, on the Maturity Date (as hereinafter defined), in immediately available funds, at Commercial Real Estate Services, 8739 Research Drive URP – 4, NC 1075, Charlotte, North Carolina 28262, or at such other place as Payee may designate to Maker in writing from time to time, in legal tender of the United States of America, the Loan Amount and all other amounts due or becoming due hereunder, to the extent not previously paid in accordance herewith, together with all interest accrued thereon through the date the Loan is repaid in full, at the rate of 6.290% per annum (the "Interest Rate"). Interest shall be computed hereunder based on a 360-day year and based on the actual number of days elapsed for any period in which interest is being calculated, including, without limitation, the Interest Only Period (hereinafter defined). Interest shall accrue from the date on which funds are advanced hereunder (regardless of the time of day) through and including the day on which funds are credited pursuant to Section 2.1 hereof.

SECTION 1. DEFINITIONS

Defined terms in this Note shall include in the singular number the plural and in the plural number the singular. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Security Instrument.

SECTION 2.   PAYMENTS AND LOAN TERMS

Section 2.1   Interest and Principal Payments.

(a)   Interest only shall be payable in sixty (60) monthly installments, each in an amount calculated for the applicable Interest Accrual Period pursuant to the terms of this Note, beginning on August 11, 2006 (the "First Payment Date"), and continuing on the eleventh (11th) day of each and every calendar month thereafter through and including July 11, 2011 (the "Interest Only Period") and, thereafter, principal (based on a thirty (30) year amortization schedule) and interest shall be payable in equal consecutive monthly installments of $918,206.81 each, beginning on August 11, 2011 and continuing on the eleventh (11th) day of each and every calendar month thereafter through and including June 11, 2016 (each, a "Payment Date"). On July 11, 2016 (the "Maturity Date"), the entire outstanding principal balance hereof, together with all accrued but unpaid interest thereon and all other amounts due and payable to Payee under the Loan Documents, shall be due and payable in full.

(b)   Intentionally Omitted.

(c)   To the extent any Interest Shortfall on the Loan Amount shall occur and be payable to Payee, such Interest Shortfall shall accrue additional interest at the Interest Rate.

(d)   To the extent Payments (as hereinafter defined) are or become due and payable under this Note or under any of the other Loan Documents on a day (the "Due Date") which is not a Business Day, such Payments are and shall be due and payable on the first Business Day immediately preceding the Due Date for such Payments. In the event that any Payment is received after 2:00 p.m. Eastern Time on any day, it shall be deemed received and paid on the subsequent Business Day.

(e)   "Interest Accrual Period" shall mean the First Interest Accrual Period, and, each one (1) month period, which shall commence on the eleventh (11th) day of each calendar month and end on and include the tenth (10th) day of the next occurring calendar month.

Section 2.2   Application of Payments.

(a)   Each and every payment (a "Payment") made by Maker to Payee in accordance with the terms of this Note and/or the terms of any one or more of the other Loan Documents and all other proceeds received by Payee with respect to the Debt, shall be applied as follows:

(i)   Payments other than Unscheduled Payments shall be applied (A) first, to all Late Charges, Default Rate Interest or other sums due and payable hereunder or under the other Loan Documents (other than those sums included in clause (B) of this Section 2.2(a)(i)) in such order and priority as determined by Payee in its sole discretion, (B) second, to all interest (other than Default Rate Interest) which shall be due and payable with respect to the Loan Amount pursuant to the terms hereof as of the date the Payment is received (including any Interest Shortfalls and interest thereon to the extent permitted by applicable law), (C) third, after the Interest Only Period, to the Loan Amount as required by

Section 2.1 above, and (D) fourth, on the Maturity Date, to the Loan Amount until the Loan Amount and all other amounts due and owing to Payee have been paid in full.

(ii)   Unscheduled Payments shall be applied at the end of the Interest Accrual Period in which such Unscheduled Payments are received as a principal prepayment of the Loan Amount to amortize the Loan Amount.

(b)   To the extent that Maker makes a Payment or Payee receives any Payment or proceeds for Maker's benefit, which are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, debtor in possession, receiver, custodian or any other party under any bankruptcy law, common law or equitable cause, then, to such extent, the obligations of Maker hereunder intended to be satisfied shall be revived and continue as if such Payment or proceeds had not been received by Payee.

Section 2.3   Prepayments; Defeasance.

(a)   This Note may not be prepaid, in whole or in part (except as otherwise specifically provided herein), at any time prior to the Payment Date occurring three (3) Payment Dates immediately prior to the Maturity Date (the "Lockout Expiration Date"). In the event that Maker wishes to have the Property (as hereinafter defined) released from the lien of the Security Instrument prior to the Lockout Expiration Date, Maker's sole option, except as otherwise specifically provided herein, shall be a Defeasance (as hereinafter defined) upon satisfaction of the terms and conditions set forth in Section 2.3(d) hereof. This Note may be prepaid in whole but not in part without premium or penalty on any Payment Date occurring on or after the Lockout Expiration Date or on any Business Day after the Payment Date that is two (2) Payment Dates immediately preceding the Maturity Date provided (i) written notice of such prepayment is received by Payee not more than one hundred twenty (120) days and not less than thirty (30) days prior to the date of such prepayment, and (ii) such prepayment is accompanied by all interest accrued hereunder through and including the date of such prepayment, all Interest Shortfall if the payment is not made on a Payment Date and all other sums due hereunder or under the other Loan Documents. If, upon any such permitted prepayment on any Payment Date occurring on or after the Lockout Expiration Date, the aforesaid prior written notice has not been timely received by Payee, there shall be due a prepayment fee equal to the lesser of (i) thirty (30) days' interest computed at the Note Rate on the outstanding principal balance of this Note so prepaid and (ii) interest computed at the Note Rate on the outstanding principal balance of this Note so prepaid that would have been payable for the period from, and including, the date of prepayment through the Maturity Date, as though such prepayment had not occurred.

(b)   If, prior to the Lockout Expiration Date, the indebtedness evidenced by this Note shall have been declared due and payable by Payee pursuant to Article III hereof or the provisions of any other Loan Document due to the occurrence of an Event of Default, then, in addition to the indebtedness evidenced by this Note being immediately due and payable, there shall also then be immediately due and payable a prepayment fee in an amount equal to the Yield Maintenance Premium (as hereinafter defined) based on the entire indebtedness on the date of such acceleration. The term "Yield Maintenance Premium" shall mean an amount equal to the greater of (A) one percent (1.0%) of the principal amount being prepaid, and (B) the present value of a series of payments each equal to the Payment Differential (as hereinafter defined) and payable on each Payment Date over the remaining original term of this Note and on the Maturity Date, discounted at the Reinvestment Yield (as hereinafter defined) for the number of months remaining as of the date of such prepayment to each such Payment Date and the Maturity Date. The term "Payment Differential" shall mean an amount equal to (i) the Note Rate less the Reinvestment Yield, divided by (ii) twelve (12) and multiplied by (iii) the principal sum outstanding under this Note after application of the constant monthly payment due under this Note on the date of such prepayment, provided that the Payment Differential shall in no event be less than zero. The term "Reinvestment Yield" shall mean an amount equal to the lesser of (i) the yield on the U.S. Treasury issue (primary issue) with a maturity date closest to the Maturity Date, or (ii) if applicable, the yield on the U.S. Treasury issue (primary issue) with a term equal to the remaining average life of the indebtedness evidenced by this Note, with each such yield being based on the bid price for such issue as published in the Wall Street Journal on the date that is fourteen (14) days prior to the date of such prepayment (or, if such bid price is not published on that date, the next preceding date on which such bid price is so published) and converted to a monthly compounded nominal yield. In the event that any prepayment fee is due hereunder, Payee shall deliver to Maker a statement setting forth the amount and determination of the prepayment fee, and, provided that Payee shall have in good faith applied the formula described above, Maker shall not have the right to challenge the calculations or the method of calculation set forth in any such statement in the absence of manifest error, which calculation may be made by Payee on any day during the fifteen (15) day period preceding the date of such prepayment. Payee shall not be obligated or required to have actually reinvested the prepaid principal balance at the Reinvestment Yield or otherwise as a condition to receiving the prepayment fee.

(c)   Partial prepayments of this Note shall not be permitted, except for partial prepayments resulting from Payee's election to apply insurance or condemnation proceeds to reduce the outstanding principal balance of this Note as specifically provided in the Security Instrument, in which event no prepayment fee or premium shall be due unless, at the time of either Payee's receipt of such proceeds or the application of such proceeds to the outstanding principal balance of this Note, an Event of Default shall have occurred (unless the same has been waived by Payee or cured and such cure accepted by Payee), which Event of Default is unrelated to the applicable casualty or condemnation, in which event the applicable prepayment fee or premium shall be due and payable based upon the amount of the prepayment (as such prepayment fee is calculated pursuant to clause (b) above). No notice of prepayment shall be required under the circumstances specified in the preceding sentence. No principal amount repaid may be reborrowed. Any such partial prepayments of principal shall be applied to the unpaid principal balance evidenced hereby but such application shall not reduce the amount of the fixed monthly installments required to be paid pursuant to Section 2.1(a) above. Except as otherwise expressly provided in this Section, the prepayment fees provided above shall be due, to the extent permitted by applicable law, under any and all circumstances where all or any portion of this Note is paid prior to the Maturity Date, whether such prepayment is voluntary or involuntary, including, without limitation, if such prepayment results from Payee's exercise of its rights upon the occurrence of an Event of Default, or an event which, with notice or the passage of time, or both, would constitute an Event of Default, and acceleration of the Maturity Date of this Note (irrespective of whether foreclosure proceedings have been commenced), and shall be in addition to any other sums due hereunder or under any of the other Loan Documents. No tender of a prepayment of this Note with respect to which a prepayment fee is due shall be effective unless such prepayment is accompanied by the applicable prepayment fee.

(d)   (i) On any Payment Date on or after the earlier to occur of (x) three (3) years after the date hereof, and (y) the day immediately following the date which is two (2) years after the "startup day," within the meaning of Section 860G(a) (9) of the Internal Revenue Code of 1986, as amended from time to time or any successor statute (the "Code"), of a "real estate mortgage investment conduit," within the meaning of Section 860D of the Code (a "REMIC Trust"), that holds this Note, and provided no Event of Default has occurred (unless the same has been waived by Payee or cured and such cure accepted by Payee) hereunder or under any of the other Loan Documents, at Maker's option, Payee shall cause the release of the Property from the lien of the Security Instrument and the other Loan Documents (a "Defeasance") upon the satisfaction of the following conditions:

(A)   Maker shall give not more than ninety (90) days' or less than thirty (30) days' prior written notice to Payee specifying the date Maker intends for the Defeasance to be consummated (the "Release Date"), which date shall be a Payment Date.

(B)   All accrued and unpaid interest and all other sums due under this Note and under the other Loan Documents up to and including the Release Date shall be paid in full on or prior to the Release Date.

(C)   Maker shall deliver to Payee on or prior to the Release Date:

(1)   a sum of money in immediately available funds (the "Defeasance Deposit"), which shall be sufficient to enable Payee to purchase, through means and sources customarily employed and available to Lender for the account of Maker, (x) direct, non-callable, fixed rate obligations of the United States of America or (y) non-callable, fixed rate obligations, other than U.S. Treasury Obligations, that are "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, that provide for payments prior, but as close as possible, to all successive monthly Payment Dates occurring after the Release Date and to the Maturity Date, with each such payment being equal to or greater than the amount of the corresponding installment of principal and/or interest required to be paid under this Note (including, but not limited to, all amounts due on the Maturity Date) for the balance of the term hereof (the "Defeasance Collateral"), each of which shall be duly endorsed by the holder thereof as directed by Payee or accompanied by a written instrument of transfer in form and substance satisfactory to Payee in its sole discretion (including, without limitation, such instruments as may be required by the depository institution holding such securities or the issuer thereof, as the case may be, to effectuate book-entry transfers and pledges through the book-entry facilities of such institution) in order to perfect upon the delivery of the Defeasance Security Agreement (as hereinafter defined) the first priority security interest in the Defeasance

Collateral in favor of Payee in conformity with all applicable state and federal laws governing granting of such security interests.

(2)   a pledge and security agreement, in form and substance reasonably satisfactory to Payee, creating a first priority security interest in favor of Payee in the Defeasance Collateral (the "Defeasance Security Agreement");

(3)   a certificate of Maker certifying that all of the requirements set forth in this subsection 2.3(d)(i) have been satisfied;

(4)   one or more opinions of counsel for Maker (including without limitation a non-consolidation opinion, if requested) in form and substance and delivered by counsel which would be reasonably satisfactory to Payee stating, among other things, that (i) Payee has a perfected first priority security interest in the Defeasance Collateral and that the Defeasance Security Agreement is enforceable against Maker, in accordance with its terms, (ii) in the event of a bankruptcy proceeding or similar occurrence with respect to Maker, none of the Defeasance Collateral nor any proceeds thereof will be property of Maker's estate under Section 541 of the U.S. Bankruptcy Code, as amended, or any similar statute and the grant of security interest therein to Payee shall not constitute an avoidable preference under Section 547 of the U.S. Bankruptcy Code, as amended, or applicable state law, (iii) the release of the lien of the Security Instrument and the pledge of Defeasance Collateral will not directly or indirectly result in or cause any REMIC Trust that then holds this Note to fail to maintain its status as a REMIC Trust and (iv) the defeasance will not cause any REMIC Trust to be an "investment company" under the Investment Company Act of 1940;

(5)   evidence in writing from any applicable Rating Agency to the effect that the Defeasance will not result in a downgrading, withdrawal or qualification of the respective ratings in effect immediately prior to such Defeasance for any Securities (as hereinafter defined) issued in connection with the securitization which are then outstanding; provided, however, no evidence from a Rating Agency shall be required if this Note does not meet the then-current review requirements of such Rating Agency.

(6)   a certificate in form and scope acceptable to Payee in its sole discretion from an acceptable independent accountant certifying that the Defeasance Collateral will generate amounts sufficient to make all payments of principal and interest due under this Note (including the scheduled outstanding principal balance of the Loan due on the Maturity Date);

(7)   Maker and any guarantor or indemnitor of Maker's obligations under the Loan Documents for which Maker has personal liability executes and delivers to Payee such documents and agreements as Payee shall reasonably require to evidence and effectuate the ratification of such personal liability and guaranty or indemnity, respectively;

(8)   such other certificates, documents or instruments as Payee may reasonably require; and

(9)   payment of all fees, costs, expenses and charges incurred by Payee in connection with the Defeasance of the Property and the purchase of the Defeasance Collateral, including, without limitation, all legal fees and costs and expenses incurred by Payee or its agents in connection with release of the Property, review of the proposed Defeasance Collateral and preparation of the Defeasance Security Agreement and related documentation, any revenue, documentary, stamp, intangible or other taxes, charges or fees due in connection with transfer of the Note, assumption of the Note, or substitution of collateral for the Property shall be paid on or before the Release Date. Without limiting Maker's obligations with respect thereto, Payee shall be entitled to deduct all such fees, costs, expenses and charges from the Defeasance Deposit to the extent of any portion of the Defeasance Deposit which exceeds the amount necessary to purchase the Defeasance Collateral.

(D)   In connection with the Defeasance Deposit, Maker hereby authorizes and directs Payee using means and sources customarily employed and available to Payee to use the Defeasance Deposit to purchase for the account of Maker the Defeasance Collateral. Furthermore, the Defeasance Collateral shall be arranged such that payments received from such Defeasance Collateral shall be paid directly to Payee to be applied on account of the indebtedness of this Note. Any part of the Defeasance Deposit in excess of the amount necessary to purchase the Defeasance Collateral and to pay the other and related costs Maker is obligated to pay under this Section 2.3 shall be refunded to Maker.

(ii)   Upon compliance with the requirements of subsection 2.3(d)(i), the Property shall be released from the lien of the Security Instrument and the other Loan Documents, and the Defeasance Collateral shall constitute collateral which shall secure this Note and all other obligations under the Loan Documents. Payee will, at Maker's expense, execute and deliver any agreements reasonably requested by Maker to release the lien of the Security Instrument from the Property.

(iii)   Upon the release of the Property in accordance with this Section 2.3(d), Maker shall assign all its obligations and rights under this Note, together with the pledged Defeasance Collateral, to a newly created successor entity which complies with the terms of Section 2.02(g) of the Security Instrument designated by Maker and approved by Payee in its sole discretion. Such successor entity shall execute an assumption agreement in form and substance satisfactory to Payee in its sole discretion pursuant to which it shall assume Maker's obligations under this

Note and the Defeasance Security Agreement. As conditions to such assignment and assumption, Maker shall (x) deliver to Payee an opinion of counsel in form and substance reasonably satisfactory to a prudent lender and delivered by counsel reasonably satisfactory to a prudent lender stating, among other things, that such assumption agreement is enforceable against Maker and such successor entity in accordance with its terms and that this Note and the Defeasance Security Agreement as so assumed, are enforceable against such successor entity in accordance with their respective terms, and (y) pay all costs and expenses (including, but not limited to, legal fees) incurred by Payee or its agents in connection with such assignment and assumption (including, without limitation, the review of the proposed transferee and the preparation of the assumption agreement and related documentation). Upon such assumption, Maker shall be relieved of its obligations hereunder, under the other Loan Documents other than as specified in Section 2.3(d)(i)(C)(7) above and under the Defeasance Security Agreement (or other Defeasance document).

SECTION 3.   DEFAULTS

Section 3.1   Events of Default.

This Note is secured by, among other things, the Security Instrument. It is hereby expressly agreed that should any default occur in the payment of principal or interest as stipulated above and such payment is not made on the date such payment is due, or should any other default not be cured within any applicable grace or notice period occur under any other Loan Document, then an event of default (each, an "Event of Default") shall exist hereunder, and in such event the indebtedness evidenced hereby, including all sums advanced or accrued hereunder or under any other Loan Document, and all unpaid interest accrued thereon, shall, at the option of Payee and without notice to Maker, at once become due and payable and may be collected forthwith, whether or not there has been a prior demand for payment and regardless of the stipulated date of maturity.

Section 3.2   Remedies.

If an Event of Default shall occur hereunder or under any other Loan Document, interest on the Principal Amount and, to the extent permitted by applicable law, all accrued but unpaid interest on the Principal Amount shall, commencing on the date of the occurrence of such Event of Default, at the option of Payee, immediately and without notice to Maker, accrue interest at the Default Rate until such Event of Default is cured or if not cured or such cure is not accepted by Payee, until the repayment of the Debt. The foregoing provision shall not be construed as a waiver by Payee of its right to pursue any other remedies available to it under the Security Instrument, or any other Loan Document, nor shall it be construed to limit in any way the application of the Default Rate. If there is more than one Maker of this Note, then subject to the provisions of Section 4 hereof, the undersigned parties shall each be jointly and severally liable to pay the entire Loan Amount and all other sums becoming due hereunder or under the other Loan Documents.

SECTION 4.   EXCULPATION

Section 4.1   Exculpation.

Notwithstanding anything to the contrary contained in this Note or the other Loan Documents, the obligations of Maker hereunder shall be non-recourse except with respect to the Property and as otherwise provided in Section 18.32 of the Security Instrument, the terms of which are incorporated herein.

SECTION 5.   MISCELLANEOUS

Section 5.1   Further Assurances.

Maker shall execute and acknowledge (or cause to be executed and acknowledged) and deliver to Payee all documents, and take all actions, reasonably required by Payee from time to time to confirm the rights created or now or hereafter intended to be created under this Note and the other Loan Documents, to protect and further the validity, priority and enforceability of this Note and the other Loan Documents, to subject to the Loan Documents any property of Maker intended by the terms of any one or more of the Loan Documents to be encumbered by the Loan Documents, or otherwise carry out the purposes of the Loan Documents and the transactions contemplated thereunder; provided, however, that no such further actions, assurances and confirmations shall increase Maker's obligations under this Note or any Loan Documents.

Section 5.2   Modification, Waiver in Writing.

No modification, amendment, extension, discharge, termination or waiver (a "Modification") of any provision of this Note, the Security Instrument or any one or more of the other Loan Documents, nor consent to any departure by Maker therefrom, shall in any event be effective unless the same shall be in a writing signed by the party against whom enforcement is sought, and then such waiver or consent shall be effective only in the specific instance, and for the purpose, for which given. Except as otherwise expressly provided herein, no notice to, or demand on, Maker shall entitle Maker to any other or future notice or demand in the same, similar or other circumstances. Payee does not hereby agree to, nor does Payee hereby commit itself to, enter into any Modification. However, in the event Payee does ever agree to a Modification, such Modification shall only be upon the terms and conditions set forth in the Security Instrument.

Section 5.3   Costs of Collection.

Maker agrees to pay all costs and expenses of collection incurred by Payee, in addition to principal, interest and late or delinquency charges (including, without limitation, reasonable attorneys' fees and disbursements) and including all costs and expenses incurred in connection with the pursuit by Payee of any of its rights or remedies referred to in Section 3 hereof or its rights or remedies referred to in any of the Loan Documents or the protection of or realization of collateral or in connection with any of Payee's collection efforts, whether or not suit on this Note, on any of the other Loan Documents or any foreclosure proceeding is filed, and all such costs and expenses shall be payable on demand, together with interest at the Default

Rate thereon, and also shall be secured by the Security Instrument and all other collateral at any time held by Payee as security for Maker's obligations to Payee.

Section 5.4   Maximum Amount.

(a)   It is the intention of Maker and Payee to conform strictly to the usury and similar laws relating to interest from time to time in force, and all agreements between Maker and Payee, whether now existing or hereafter arising and whether oral or written, are hereby expressly limited so that in no contingency or event whatsoever, whether by acceleration of maturity hereof or otherwise, shall the amount paid or agreed to be paid in the aggregate to Payee as interest hereunder or under the other Loan Documents or in any other security agreement given to secure the Debt, or in any other document evidencing, securing or pertaining to the Debt, exceed the maximum amount permissible under applicable usury or such other laws (the "Maximum Amount"). If under any circumstances whatsoever fulfillment of any provision hereof, or any of the other Loan Documents, at the time performance of such provision shall be due, shall involve transcending the Maximum Amount, then ipso facto, the obligation to be fulfilled shall be reduced to the Maximum Amount. For the purposes of calculating the actual amount of interest paid and/or payable hereunder, in respect of laws pertaining to usury or such other laws, all sums paid or agreed to be paid to the holder hereof for the use, forbearance or detention of the Debt, outstanding from time to time shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread from the date of disbursement of the proceeds of this Note until payment in full of all of the Debt, so that the actual rate of interest on account of the Debt is uniform through the term hereof. The terms and provisions of this Section 5.4 shall control and supersede every other provision of all agreements between Maker or any endorser and Payee.

(b)   If under any circumstances Payee shall ever receive an amount which would exceed the Maximum Amount, such amount shall be deemed a payment in reduction of the Loan Amount owing hereunder and any other obligation of Maker in favor of Payee, and shall be so applied in accordance with Section 2.2 hereof, or if such excessive interest exceeds the unpaid balance of the Loan Amount and any other obligation of Maker in favor of Payee, the excess shall be deemed to have been a payment made by mistake and shall be refunded to Maker.

Section 5.5   Waivers.

Maker hereby expressly and unconditionally waives presentment, demand, protest, notice of protest or notice of any kind, including, without limitation, any notice of intention to accelerate and notice of acceleration, except as expressly provided herein or in the other Loan Documents, and in connection with any suit, action or proceeding brought by Payee on this Note, any and every right it may have to (a) interpose any counterclaim in any action (other than a counterclaim which can only be asserted in the suit, action or proceeding brought by Payee on this Note and cannot be maintained in a separate action) and (b) have the same consolidated with any other or separate suit, action or proceeding.

Section 5.6   Governing Law.

THIS NOTE WAS NEGOTIATED IN THE STATE OF NEW YORK, AND MADE BY MAKER AND ACCEPTED BY PAYEE IN THE STATE OF NEW YORK, AND THE PROCEEDS OF THIS NOTE WERE DISBURSED FROM THE STATE OF NEW YORK, WHICH STATE THE PARTIES AGREE HAS A SUBSTANTIAL RELATIONSHIP TO THE PARTIES AND TO THE UNDERLYING TRANSACTION EMBODIED HEREBY, AND IN ALL RESPECTS, INCLUDING, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS NOTE AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE (WITHOUT REGARD TO PRINCIPLES OF CONFLICT LAWS) AND ANY APPLICABLE LAW OF THE UNITED STATES OF AMERICA. TO THE FULLEST EXTENT PERMITTED BY LAW, MAKER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY CLAIM TO ASSERT THAT THE LAW OF ANY OTHER JURISDICTION GOVERNS THIS NOTE AND THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK PURSUANT TO SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

Section 5.7   Waiver of Jury Trial. **MAKER, TO THE FULL EXTENT PERMITTED BY LAW, HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, WAIVES, RELINQUISHES AND FOREVER FORGOES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO THE MAKER'S OBLIGATIONS HEREUNDER OR ANY CONDUCT, ACT OR OMISSION OF PAYEE OR MAKER, OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, PARTNERS, MEMBERS, EMPLOYEES, AGENTS OR ATTORNEYS, OR ANY OTHER PERSONS AFFILIATED WITH PAYEE OR MAKER, IN EACH OF THE FOREGOING CASES, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.**

Section 5.8   Headings.

The Section headings in this Note are included herein for convenience of reference only and shall not constitute a part of this Note for any other purpose.

Section 5.9   Assignment.

Payee shall have the right to transfer, sell and assign this Note, the Security Instrument and/or any of the other Loan Documents, and the obligations hereunder, to any Person. All references to "Payee" hereunder shall be deemed to include the assigns of the Payee.

Section 5.10   Severability.

Wherever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

        Section 5.11   <u>Joint and Several</u>.

        If Maker consists of more than one Person or party, the obligations and liabilities of each such Person or party hereunder shall be joint and several.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

IN WITNESS WHEREOF, this Note has been duly executed by the Maker as of the day and year first written above.

MAKER: 111 East Wacker LLC

By: _____
      Name:
      Title: